Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Guest Column in The State, January 31, 2018

Dominion wants to provide certainty in South Carolina’s energy future

By Thomas F. Farrell II

Guest Columnist

Customers tell us that reliability is the most important thing when it comes to energy. They need to know it will be there 24/7, no questions asked. They speak in terms of certainty and trust. Customers do not want anyone gambling with an essential service.

That is the heart of Dominion Energy’s proposal to combine with S.C. Electric & Gas and its corporate parent, SCANA. We can provide certainty about the energy future of South Carolina and will work to re-establish trust. All while providing customers with $1.3 billion in cash payments, covering another $2.3 billion in new nuclear costs and lowering electric rates.

Certainty is what separates our proposal from every other option being discussed. Our proposal is real, not rumored. It is the only one certain to put money in the hands of customers and bring lower rates, not higher. It works to address concerns of all parties. And it makes it possible to avoid having South Carolina’s energy policy decided by federal courts after years of expensive litigation and damage to the state’s reputation.

Every day it becomes more apparent that retroactively repealing the Base Load Review Act — no matter how emotionally appealing — would be a cure far worse than the disease. It won’t resolve the problems with the V.C. Summer nuclear construction project and would only create more problems.

It was just this concern that led the S.C. Chamber of Commerce and the nonpartisan business and industry organization SCBIPEC to speak out against a retroactive roll back. The chamber said such action risks increasing electric rates in the future. That would cause a “threat to jobs and continued growth” and tag South Carolina as “a risky place in which to invest.”

Some scoffed at the idea of an SCE&G bankruptcy. However, a study for the state Public Service Commission confirmed the risk is very real. It is hard to casually dismiss a one-third chance of failure of the provider of an essential service. And an analysis by this newspaper showed the study grossly underestimates the real odds. It left out any customer refunds and did not account for billions of dollars in investments in the new nuclear units.

Bankruptcy of the state’s largest utility would have deep and lasting repercussions. The bankruptcy of a California utility in the early 2000s — caused by misguided state legislative action — cost the state and company an estimated $45 billion. When it was over, customers had to pay substantially higher rates.

But bankruptcy is beside the point. A retroactive rollback of the BLRA would push rates higher no matter what. At current levels, SCE&G needs to invest more than $5 billion over the next 10 years to maintain its system and serve new customers. The repeal would drive SCE&G to “junk” status in the credit markets, and its costs of raising that money would skyrocket. Those higher costs would quickly work their way into the bills of both electric and natural gas customers.

And there is the constitutional question: Can government make something wrong retroactively? Changing the law now would be like driving at the posted speed on Monday, having the speed limit lowered on Wednesday and getting a ticket on Friday for speeding four days earlier.

Some legislators have warned their colleagues that retroactively reversing the BLRA is sure to be overturned in the courts. The result would be millions of dollars in legal expenses for taxpayers, years of uncertainty and SCE&G potentially having the right to roll in all the V.C. Summer costs — including those not in bills today.

Efforts to engineer other solutions carry their own significant risks. Dominion and SCANA have a valid and binding agreement. If there are other suitors for SCANA, they can come forward without the need for false fronts and backroom negotiations. And, trying to restructure South Carolina’s energy markets on the fly to squeeze SCANA into some other arrangement sounds remarkably like the hurried process that resulted in the BLRA.

Our comprehensive proposal addresses the needs of customers, communities, employees and shareholders. Along with a number of state and federal approvals, any merger must be approved by two-thirds of SCANA’s shareholders.

Dominion Energy’s proposal is about far more than the $12.2 billion in total customer benefits. It is about restoring certainty and trust.

We have said all along that our proposal is not perfect — just much better than any realistic alternative. We offer a strong energy partner able to lower and hold down rates, invest in renewable energy, promote grid security and enhance service reliability. We offer a brighter future together.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.